SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	T	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

1

This Form 6-K consists of:

1.           an announcement regarding progress of connected transactions of China Petroleum & Chemical Corporation (the “Registrant”);  and
2.           an announcement regarding poll results of the first extraordinary general meeting for the year 2014 of the Registrant;

Each made by the Registrant on December 23, 2014.

2

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON PROGRESS OF CONNECTED TRANSACTIONS

The board of directors of the Company together with the directors thereof guarantee that the information contained in this announcement does not contain any false statements, misleading representations or material omissions, and all of them severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the contents herein contained.

China Petroleum & Chemical Corporation (hereinafter referred to as the “Company”) has published an announcement on Connected Transactions on 12 September 2014 (hereinafter referred to as the “Announcement on  Connected  Transactions”) regarding the Reorganisation of the Company’s subsidiary  Sinopec  Yizheng Chemical Fibre Company Limited (hereinafter referred to as “Yizheng Chemical”) and the signing of the Disposal Agreement and the Share Repurchase Agreement.

Unless otherwise stated, capitalised terms used in this announcement shall have the same meaning as those used in the Announcement on Connected Transactions.

On 18 December 2014, Yizheng Chemical received the “Approval to the Material Asset Reorganisation of Sinopec Yizheng Chemical Fibre Company Limited and Issuance of Shares to China Petrochemical Corporation for asset acquisition and Subsequent A Share Placement” (CSRC Permit [2014] No. 1370) from the China Securities Regulatory Commission, approving the Material Asset Reorganisation regarding the Very Substantial Disposal, Share Repurchase, Share Issuance and Asset Acquisition, Proposed Subsequent A Share Placement and Connected Transaction of Yizheng Chemical (please refer to the announcement in relation to the Approval of the Material Asset Reorganisation by the CSRC disclosed by Yizheng Chemical on 18 December 2014 for details). The Company and Yizheng Chemical executed a Confirmation on Completion of Outgoing Business on 22 December 2014. As at the

date of this announcement, completion of the asset acquisition has taken place in accordance with the Disposal Agreement. The shares, the target shares to be disposed, are yet to complete the relevant registration procedures  with  the  Securities Depository and Clearing Company Limited, Shanghai Branch. For details of the completion, please refer to the Announcement on progress update of the Reorganisation — Completion of the Asset Transfer of Sinopec Yizheng Chemical Fibre Company Limited published by Yizheng Chemical on 23 December 2014.

By Order of the Board
China Petroleum & Chemical Corporation Huang Wensheng
Vice President and Secretary to the Board of Directors

23 December 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+  and Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

POLL RESULTS OF THE FIRST EXTRAORDINARY GENERAL MEETING
FOR THE YEAR 2014

Sinopec Corp. and all members of the Board warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

●	There is no objection against or amendment to the proposed resolutions at the EGM.

●	There is no amendment to resolutions duly passed on the previous general meeting.

I.	CONVENING AND ATTENDANCE OF THE EGM

China Petroleum & Chemical Corporation (“Sinopec Corp” or the “Company”) held its first extraordinary general meeting for the year 2014 (the “EGM”) at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China on 23 December 2014 at 9:00 a.m.. A shareholders were provided with internet voting to participate in the EGM in accordance with relevant rules and regulations.

Number of shareholders and authorised proxies attending the EGM	56
of which: A shareholders	51
H shareholders	5
Total number of valid voting shares held by the attending shareholders or proxies	97,767,993,826
of which: A shares	85,820,808,527
H shares	11,947,185,299
Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the EGM (%)	83.708364
of which: A shares	73.479256
H shares	10.229108
Number of shareholders attending the meeting by on-site voting	21
Number of valid voting shares held by such shareholders	97,746,779,464
Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the EGM (%)	83.690200
Number of shareholders attending the meeting by internet voting	35
Number of valid voting A shares held by such shareholders	21,214,362
Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the EGM (%)	0.018164

As at the share registration date (21 November 2014), a total of 116,795,967,829 shares of Sinopec Corp. entitled the holders to attend and vote  in  favour  or against the resolution at the EGM. China Petrochemical Corporation and one of its subsidiaries (i.e. Sinopec Century Bright Capital Investment Limited), who in aggregate hold 86,273,821,101 shares of the Company, are required to abstain from voting on the ordinary resolution No. 2 put at the EGM. There were no shares which entitle the shareholders of the Company to attend and vote only against any resolution at the EGM. There were no shares entitling the holders to attend and abstain from voting in favour under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). None of the shareholders of Sinopec Corp. has stated their intention in the circular dated 8 November 2014 to vote against or to abstain from voting on the resolutions at the EGM.

The on-site EGM providing internet voting option was convened by the board of directors of Sinopec Corp. (the “Board”). Mr. Fu Chengyu, the Chairman, was engaged with official duties and could not attend the meeting, and therefore the meeting was chaired by Mr. Li Chunguang, a director, who was jointly elected by more than half of the directors. Sinopec Corp. currently has 14 directors and 9 supervisors as of the time of the EGM. Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Dai Houliang and Mr. Liu Yun, all as directors, and Mr. Chen Xiaojin and Mr. Jiang Xiaoming, both as independent non-executive directors, attended the EGM; Mr. Geng Limin, Mr. Li Xinjian, Mr. Kang Mingde and Mr. Yu Renming, all as supervisors, attended the EGM. Mr. Zhang Haichao and Mr. Jiao Fangzheng, both as Vice Presidents, and Mr. Wang Xinhua, the Chief Finance Officer, as well as Mr. Jiang Zhenghong and Mr. Chang Zhenyong, both as Vice Presidents, were present at the EGM. Mr. Huang Wensheng, as Vice President and the Secretary to the Board attended the EGM. The convening of and the procedures for holding the EGM, and the voting procedures at the EGM were in compliance with the requirements of the Company Law of the PRC  and  the articles of association of Sinopec Corp..

II.	Consideration of the resolutions

1.	The following ordinary resolution was considered and approved at the EGM by way of poll:

THAT Shanghai Petrochemical A Share Option Incentive Scheme (Draft) be and is hereby approved.

Classification	Number of Votes	For	Against	For(%)	Poll Results
A shares	85,820,804,687	85,820,722,582	82,105	99.999904	Passed
H shares	11,944,950,399	11,782,601,995	162,348,404	98.640862	Passed
Total	97,765,755,086	97,603,324,577	162,430,509	99.833857	Passed

2.	The following ordinary resolution was considered and approved at the EGM by way of poll:

THAT Provision of External Guarantees be and is hereby approved.

Classification	Number of Votes	For	Against	For(%)	Poll Results
A shares	100,098,933	99,791,148	307,785	99.692519	Passed
H shares	11,124,046,454	10,916,742,977	207,303,477	98.136438	Passed
Total	11,224,145,387	11,016,534,125	207,611,262	98.150316	Passed

In accordance with the relevant regulatory requirements of the China Securities Regulatory Commission, the votes on the following resolutions conducted by minority investors1 of A Shares at the EGM shall be separately  counted,  the voting results were as follows:

Resolutions	Minority A Share Holders For	Minority A Share Holders Against	For(%)

The resolution relating to the “Shanghai Petrochemical A Share Option Incentive Scheme (Draft)”	100,051,481	82,105	99.918005
The resolution relating to the Provision of External Guarantees	99,791,148	307,785	99.692519

1
Severally or jointly hold less than 5% (exclusive) of A Shares of the Company. Approval (%) = Minority A Share Holders For / Total number of valid voting shares held by the attending minority A Share Holders.

III.	Witness by lawyers

Li Liping and Xu Min, PRC lawyers of Sinopec Corp. from Haiwen & Partners, Beijing, witnessed the EGM and issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the EGM, the voting procedures at the EGM, the eligibility of the convenor of the EGM and the eligibility of the shareholders (or their proxies) attending the EGM were in compliance with the requirements of relevant laws and the articles of association of the Company and the voting results at the EGM were valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited was appointed as the scrutineer in respect of voting at the EGM.

IV.	Document for inspection

The Legal Opinion.

By Order of the Board
China Petroleum & Chemical Corporation Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
23 December 2014

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang  Tianpu*,  Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: December 24, 2014